SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 27, 2013

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on March 26, 2013 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0326/LTN20130326908.pdf, in relation to the 2012 annual results;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0326/LTN20130326746.pdf, in relation to the announcement of the proposed change of auditors;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0326/LTN20130326740.pdf, in relation to the announcement of resolutions passed at the ninth meeting of the six session of the supervisory committee;

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0326/LTN20130326730.pdf, in relation to the announcement of resolutions passed at the tenth meeting of the six session of the board; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2013/0326/LTN20130326796.pdf, in relation to the Corporate Social Responsibility Report for the Year 2012.

The announcements in English are included as exhibits to this Form 6-K.

The Company also published Chinese overseas regulatory announcements on the Hong Kong Stock Exchange’s website on March 26, 2013 regarding (i) Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2012; (ii) the Verification Report on the Special Report relating to the Deposits and Usage of the Funds Raised by China Southern Airlines Company Limited in 2012; (iii) the Audit Report on Internal Control; (iv) Internal Control Appraisal Report of China Southern Airlines Company Limited for the Year 2012; (v) the Special Explanation regarding the Use of Non-operating Funds and Movement of Other Related Funds for the Year 2012; (vi) The Official Duties Report of Independent Non-executive Directors of China Southern Airlines Company Limited for the Year 2012; and (vii) the Independent Non-executive Directors' Special Explanation and Independent Opinion on the Company's External Guarantees. The full Chinese text of these announcements can also be found at the website of the Shanghai Stock Exchange (www.sse.com.cn).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: March 27, 2013